John W. Menke	BOYER & KETCHAND A PROFESSIONAL CORPORATION ATTORNEYS AT LAW NINE GREENWAY PLAZA, SUITE 3100 HOUSTON. TEXAS 77046-0904 (713) 871-2025 TELEFAX (713) 871-2024 www.boyerketchand.com	jmenke@boyerketchand.com

September 28, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Jennifer Hardy, Branch Chief
Matt Franker, Legal Examiner

Re:

North American Technologies Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2005

File No. 000-16217

Form 10-KSB for the year ended December 31, 2004

Filed April 15, 2005

File No. 000-16217

Ladies and Gentlemen:

On behalf of our client, North American Technologies Group, Inc. (the “Company”), we have set forth below the Company’s responses to the Commission’s letter of September 22, 2005, to Mr. Henry W. Sullivan, the chief executive officer of the Company. For ease of reference, we have included below the questions contained in the text of your letter and the Company’s responses to those questions. Together with this response, we have filed a Request for Withdrawal under Rule 477 and a Definitive Proxy Statement.

Preliminary Proxy Statement on Schedule 14A, Filed August 9, 2005

Comment No. 1.

We note that you have outstanding comments related to a registration statement on Form SB-2, file number 333-114356, that were issued on August 4, 2004, regarding your second amendment to that registration statement. Please respond to these comments or withdraw the registration statement.

Response.

We are filing, concurrently with this response letter, a Request for Withdrawal under Rule 477 with respect to that registration statement.

Form 10-KSB for the Year Ended December 31, 2004

Comment No. 2.

In future filings, please refrain from referencing Section 27A of the Securities Act and Section 21E of the Exchange Act, and any other reference you may make to these sections of the Private Securities Litigation Reform Act. The safe harbor of the RSLRA excludes from its safe harbor provisions statements made by the issuers of penny stock.

Response.

For as long as the Company remains an issuer of penny stock, the Company will refrain from making such references in its future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or John R. Boyer, Jr. at (713) 871-2025 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

/s/ John W. Menke
John W. Menke

CC:	Henry W. Sullivan

Joe B. Dorman

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